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August 17, 2011
VIA EDGAR AND EMAIL
Mr. David L. Orlic
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-3628
Re:	Allied World Assurance Company Holdings, AG Amendment No. 3 to Registration Statement on Form S-4 Filed on August 15, 2011 File No. 333-175398
Dear Mr. Orlic:
On behalf of Allied World Assurance Company Holdings, AG (“Allied World”), attached hereto for filing is Amendment No. 4 to Allied World’s Registration Statement on Form S-4 (the “Registration Statement”), which has been marked to show the changes made from the Registration Statement filed on August 15, 2011. Set forth below are the responses of Allied World and Transatlantic Holdings, Inc. (“Transatlantic”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 16, 2011, to Messrs. Wesley D. Dupont, Esq. and Gary A. Schwartz, Esq. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Registration Statement.
General
1.	Comment: Please update your disclosure regarding the status and material terms of any ongoing discussions between Transatlantic and National Indemnity Company. We note recent televised statements by Mr. Buffet that the offer by National Indemnity “is expired now.”
Response: Notwithstanding recent televised comments by Mr. Buffett, as of the date of this letter, representatives of Transatlantic continue to engage in discussions, and exchange
New York            Washington            Paris            London            Milan            Rome             Frankfurt            Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

David L. Orlic, Esq.
United States Securities and Exchange Commission
August 17, 2011

information, with representatives of National Indemnity with respect to National Indemnity’s offer to acquire all of the outstanding shares of Transatlantic’s common stock. Further, as of the date of this letter, Transatlantic confirms that such discussions have not reached a point which would require additional disclosure in the Registration Statement. In response to the Staff’s comment, we have revised page 63 of the Registration Statement.
2.	Comment: We have referred your response to comment five of our letter dated July 20, 2011, regarding Rule 489 and the filing of Form F-N, to the Division of Investment Management. Staff of that division will contact you with any further comments or requests for additional information.
Response: Allied World acknowledges the Staff’s comment.
Actions by Validus may negatively impact Transatlantic’s ability to consummate the merger...., page 23
3.	Comment: Please revise or supplement this risk factor as necessary to address any similar risks that may be attributable to the National Indemnity offer.
Response: Transatlantic respectfully submits that National Indemnity, in contrast to Validus, has signed a confidentiality and standstill agreement with Transatlantic, which prohibits National Indemnity from commencing a hostile tender offer or adverse proxy solicitation or similar hostile actions with respect to Transatlantic. To the extent the existence of the National Indemnity offer poses a risk that should be considered by stockholders, Transatlantic respectfully submits that such risk has been disclosed in the risk factor on page 24 of the Registration Statement which begins, “Uncertainties associated with the merger, the Validus exchange offer and the Berkshire Proposal may cause a loss of...”.
Background of the Merger, page 43
4.	Comment: We note the disclosure on the bottom of page 62 describing negotiation of the Berkshire Confidentiality Agreement and the proposed Validus one-way confidentiality agreement. Please disclose whether the Validus one-way confidentiality agreement contained terms that are substantially similar to and not less favorable to Transatlantic, in the aggregate, than those contained in the confidentiality agreement between Transatlantic and Allied World. Please also disclose the determinations made by the Transatlantic board of directors with respect to the Validus one-way confidentiality agreement.
Response: In response to the Staff’s comment, we have revised page 63 of the Registration Statement.

David L. Orlic, Esq.
United States Securities and Exchange Commission
August 17, 2011

Election of Directors, page 136
5.	Comment: As requested in comment 12 of our prior letter, please disclose who will determine which nominees withdraw and how and when such determination will be made. Please also disclose how you will inform security holders of this development, if the determination is made prior to the security holder meeting.
Response: In response to the Staff’s comment, we have revised page 141 of the Registration Statement.
6.	Comment: We note your disclosure that, if any non-withdrawing nominee receives a majority of the votes cast voting in favor of their election, such nominee will be elected to serve as a member of the TransAllied board of directors. Please disclose what will occur if one or more of the non-withdrawing nominees do not receive a majority of votes cast voting in favor of their election.
Response: In response to the Staff’s comment, we have revised pages 6, 101, 118 and 141 of the Registration Statement.
Pro Forma Condensed Consolidated Balance Sheet, page 151
7.	Comment: We note that the historical financial statements included in the pro forma balance sheet for Transatlantic do not include intangible assets. Please advise, given disclosure on page 3 of your presentation dated July 20, 2011, filed on Form 425, indicating that pro forma and tangible book value per Transatlantic share had been adjusted for certain intangible assets of Transatlantic.
Response: At June 30, 2011, the Transatlantic balance sheet includes intangible assets of $16.1 million, consisting of $9.6 million of goodwill and $6.5 million of other intangible assets, related to the acquisition in 2007 of Professional Risk Management Services, Inc. As such amounts are de minimis, they have historically been included in other assets on the Transatlantic Balance Sheet. The Pro Forma Consolidated balance sheet on page 152 included in the Registration Statement reflects such amounts broken out into their respective balance sheet captions. The reclassification of such amounts reduced historical Transatlantic and pro-forma other assets in an amount equal to the sum of the increase in goodwill and intangible assets, or $16.1 million, with no effect on total assets or stockholders’ equity.
8.	Comment: Given public statements by Allied World regarding the importance of diluted book value per share in calculating shareholder returns, please tell us what consideration you gave to presenting a pro forma calculation of this measure. We also note that the calculation of basic book value per share included in the pro forma financial statements does not appear to include adjustments for the retention agreements. Please advise us on this point.

David L. Orlic, Esq.
United States Securities and Exchange Commission
August 17, 2011

Response: The Registration Statement adds a diluted pro forma book value per share measure in each location that pro forma book value per share amounts appear. Such measures are included on pages 20 and 163.
As regards retention agreements, no amounts have been included in basic book value per share measures as no shares had been issued and outstanding as of June 30, 2011. For diluted pro forma book value per share measures added in the Registration Statement, the impacts of potential shares expected to be issued in connection with the retention agreements of Allied World and Transatlantic are included.
Weighted average common shares outstanding on a diluted basis and net income per common share on a diluted basis for the twelve months ended December 31, 2010 have also been adjusted for the dilutive effect of the retention agreements. As a net loss is reflected in pro forma results for the six months ended June 30, 2011, potential shares are excluded from weighted average common shares outstanding on a diluted basis because the impact of potential shares would reduce net loss per common share. We have disclosed in Note 3, Net (Loss) Income per Common Share, on page 161, the number of weighted average common shares outstanding on a diluted basis that would have been reflected in the Pro Forma Statement of Operations for the six months ended June 30, 2011 had there been pro forma net income rather than net loss for that period.
Note 3 on page 161 and Note 5, Book Value Per Common Share, on page 163, also reflect these changes and contain notes detailing the inclusion of the impact of the retention agreements on pro forma share and per share amounts on a diluted basis.

David L. Orlic, Esq.
United States Securities and Exchange Commission
August 17, 2011

     Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (212) 728-8763 or Jeffery S. Hochman of this office at (212) 728-8592.
Very truly yours,
/s/ Steven A. Seidman
Steven A. Seidman
Enclosures
cc:	Wesley Dupont, Esq., Allied World Assurance Company Holdings, AG Gary A. Schwarz, Esq., Transatlantic Holdings, Inc. Jeffery S. Hochman, Esq. Lois A. Herzeca, Esq.